UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]
Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com

News release

For immediate release

Creo Expands Portfolio with New Processless Printing Plates at drupa 2004 drupa 2004, Düsseldorf, Germany (May 8, 2004) - Creo Inc. (NASDAQ: CREO; TSX: CRE) has introduced two important additions to its plate portfolio at drupa 2004, the largest international trade show for print media production. Creo is launching a waterless polyester plate for direct imaging presses and is showing a processless aluminum plate suitable for commercial offset printing at the Creo Stand B10, Hall 4. The elimination of plate processing delivers substantial benefits to printers including reduced capital requirements, lower maintenance costs, faster turnaround times, and a lower cost of operation.

Clarus WL: Waterless Polyester Plate for Direct Imaging

The new Clarus™ WL waterless polyester plate is affordable, easy-to-use and suitable for run lengths of up to 30,000 impressions. It is a drop-in compatible solution for direct imaging presses that yields consistent high-quality results. The Clarus WL plate has the highest sensitivity of any digital imaging thermal waterless plate available today, reducing overall energy consumption while allowing lower power output from the laser imaging unit. The Clarus WL plate is already in use by customers in Europe and North America and will be commercially available in the next quarter.

Clarus PL: Processless Plate

The new Clarus™ PL processless plate is being imaged by the Trendsetter® 800 Quantum CTP imaging device in a technology demonstration in the commercial and publication section of the Creo stand at drupa. The Clarus PL plate is a true processless plate and requires no gumming, processing or post-imaging treatment. Processless plates increase the environmental benefits of the computer-to-plate approach since no chemicals are required for processing. The Clarus PL plate is targeted for run lengths of up to 50,000 impressions. Commercialization plans will be announced at a later date.

"Creo led the industry in 1995 by introducing thermal imaging as the superior choice for CTP systems. Since then, thermal has grown even more quickly than the overall CTP market. Thermal plates now command more than two-thirds of the total digital plate market," said Eyal Shpilberg, corporate vice president, Thermal Consumables, Creo. "We recognized that thermal technology provided superior process control and repeatability while reducing costs, compared to other imaging technologies. Processless technology, such as the Clarus PL plate by Creo, continues to reduce costs and eliminate steps associated with prepress. This allows any size of printer to benefit from the advantages of thermal CTP."

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News release

Creo Plate Portfolio Expands

Other Creo digital plates include the Creo Positive Thermal Plate (PTP), ideal for commercial printers; the Mirus™ PN, a negative-working thermal plate ideal for commercial and packaging printers; and the Fortis™ PN, a negative-working thermal plate for newspaper, book and insert printers. Creo also produces three conventional analog plates.

Creo CTP Equipped for Processless Plates

The Creo Trendsetter 800 II Quantum, Trendsetter 400 II Quantum, and now the new Lotem® 400 CTP devices are all capable of imaging ablative media with the Creo Processless option.

More information about the plates is available at www.creo.com/plates and www.creo.com/ClarusWL.

See all the Creo prepress solutions on the Creo stand B10 in Hall 4 at drupa. Every four years, drupa transforms the city of Düsseldorf into the print media capital of the world. From May 6 to 19, more than 1,900 exhibitors, including Creo, from 49 countries are presenting the most comprehensive overview of print media production in the graphic arts industry. More than 375,000 visitors from 170 countries are expected to attend.

Images available at www.creo.com/imagebank

This news release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Certain Factors That May Affect Future Results" and elsewhere in our Annual Report for the fiscal year ended September 30, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this news release.

About Creo

Creo Inc. is a global company with key strengths in imaging and software technology. The leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers, and high-speed digital printers.

Based in Vancouver, Canada, Creo employs more than 4,200 people and reported fiscal 2003 revenue of US$578 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

© 2004 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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News release

Rochelle van Halm	Tracy Rawa	Holly Hokrein	Gudrun Baunach
Media Relations (Headquarters)	Investor Relations	Americas	Europe, Middle East & Africa
T. +1.604.676.4526	T. +1.604.419.4794	T. +1.978.439.7131	T: +32.23.52.28.47
F. +1.604.437.9891	F. +1.604. 437.9891	F. +1.978.439.7031	F: +32.23.52.28.57
rochelle.van.halm@creo.com	IR@creo.com	holly.hokrein@creo.com	gudrun.baunach@creo.com

Doris Cheng	Yuki Murakami	Assaf Lahav-Radlmesser
Asia Pacific	Japan	Israel
T. +852.2839.8779	T: +81.3.5954.9167	T: +972.9.959.7705
F. +852.2890.2675	F: +81.3.5954.9160	F: +972.9.952.9160
doris.Cheng@creo.com	yuki.murakami@creo.com	assaf.lahav-radlmesser@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: May 10, 2004